2021 First Quarter
Shareholder Report

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.0 PREFACE

In this Management’s Discussion and Analysis (MD&A), “Gildan”, the “Company”, or the words “we”, “us”, and “our” refer, depending on the context, either to Gildan Activewear Inc. or to Gildan Activewear Inc. together with its subsidiaries.

This MD&A comments on our operations, financial performance, and financial condition as at and for the three months ended April 4, 2021. All amounts in this MD&A are in U.S. dollars, unless otherwise noted. For a complete understanding of our business environment, trends, risks and uncertainties, and the effect of accounting estimates on our results of operations and financial condition, this MD&A should be read in conjunction with Gildan’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021, and the related notes, and with our MD&A for the year ended January 3, 2021 (2020 Annual MD&A).

In preparing this MD&A, we have taken into account all information available to us up to May 5, 2021, the date of this MD&A. The unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021 and this MD&A were reviewed by Gildan’s Audit and Finance Committee and were approved and authorized for issuance by our Board of Directors on May 5, 2021.

The unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021 have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB). All financial information contained in this MD&A is consistent with International Financial Reporting Standards (IFRS), except for certain information discussed in the section entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A.

Additional information about Gildan, including our 2020 Annual Information Form, is available on our website at www.gildancorp.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission website (which includes the Annual Report on Form 40-F) at www.sec.gov.

2.0 CAUTION REGARDING FORWARD-LOOKING STATEMENTS

Certain statements included in this MD&A constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations and are subject to important risks, uncertainties, and assumptions. This forward-looking information includes, amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates, and intentions. In particular, information appearing under the headings “Our business”, “Strategy and objectives”, "Operating results", “Liquidity and capital resources - Long-term debt and net indebtedness”, “Outlook”, “Financial risk management”, and “Risk and uncertainties” contain forward looking statements. Forward-looking statements generally can be identified by the use of conditional or forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “project”, “assume”, “anticipate”, “plan”, “foresee”, “believe”, or “continue”, or the negatives of these terms or variations of them or similar terminology. We refer you to the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the risks described under the “Financial risk management”, “Critical accounting estimates and judgments”, and “Risks and uncertainties” sections of this MD&A and of the 2020 Annual MD&A for a discussion of the various factors that may affect the Company’s future results. Material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection are also set out throughout this document.

Forward-looking information is inherently uncertain and the results or events predicted in such forward-looking information may differ materially from actual results or events. Material factors, which could cause actual results or events to differ materially from a conclusion, forecast, or projection in such forward-looking information, include, but are not limited to:

•the magnitude and length of economic disruption as a result of the worldwide coronavirus (COVID-19) pandemic and the more recent appearance of COVID variants, including the scope and duration of government mandated general, partial, or targeted private sector shutdowns, travel restrictions, social distancing measures, and the pace of mass vaccination campaigns;
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•changes in general economic and financial conditions globally or in one or more of the markets we serve, including those resulting from the impact of the COVID-19 pandemic and the more recent appearance of COVID variants;
•our ability to implement our growth strategies and plans;
•our ability to successfully integrate acquisitions and realize expected benefits and synergies;
•the intensity of competitive activity and our ability to compete effectively;
•our reliance on a small number of significant customers;
•the fact that our customers do not commit to minimum quantity purchases;
•our ability to anticipate, identify, or react to changes in consumer preferences and trends;
•our ability to manage production and inventory levels effectively in relation to changes in customer demand;
•fluctuations and volatility in the price of raw materials used to manufacture our products, such as cotton, polyester fibres, dyes and other chemicals;
•our reliance on key suppliers and our ability to maintain an uninterrupted supply of raw materials and finished goods;
•the impact of climate, political, social, and economic risks, natural disasters, epidemics, pandemics and endemics, such as the COVID-19 pandemic, in the countries in which we operate or sell to, or from which we source production;
•disruption to manufacturing and distribution activities due to such factors as operational issues, disruptions in transportation logistic functions, labour shortages or disruptions, political or social instability, weather-related events, natural disasters, epidemics and pandemics, such as the COVID-19 pandemic, and other unforeseen adverse events;
•the impacts of the COVID-19 pandemic on our business and financial performance and consequently on our ability to comply with the financial covenants under our debt agreements;
•compliance with applicable trade, competition, taxation, environmental, health and safety, product liability, employment, patent and trademark, corporate and securities, licensing and permits, data privacy, bankruptcy, anti-corruption, and other laws and regulations in the jurisdictions in which we operate;
•the imposition of trade remedies, or changes to duties and tariffs, international trade legislation, bilateral and multilateral trade agreements and trade preference programs that the Company is currently relying on in conducting its manufacturing operations or the application of safeguards thereunder;
•factors or circumstances that could increase our effective income tax rate, including the outcome of any tax audits or changes to applicable tax laws or treaties;
•changes to and failure to comply with consumer product safety laws and regulations;
•changes in our relationship with our employees or changes to domestic and foreign employment laws and regulations;
•negative publicity as a result of actual, alleged, or perceived violations of human rights, labour and environmental laws or international labour standards, or unethical labour or other business practices by the Company or one of its third-party contractors;
•changes in third-party licensing arrangements and licensed brands;
•our ability to protect our intellectual property rights;
•operational problems with our information systems as a result of system failures, viruses, security and cyber security breaches, disasters, and disruptions due to system upgrades or the integration of systems;
•an actual or perceived breach of data security;
•our reliance on key management and our ability to attract and/or retain key personnel;
•changes in accounting policies and estimates; and
•exposure to risks arising from financial instruments, including credit risk on trade accounts receivables and other financial instruments, liquidity risk, foreign currency risk, and interest rate risk, as well as risks arising from commodity prices.

These factors may cause the Company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made may have on the Company’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset write-downs, asset impairment losses, or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

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There can be no assurance that the expectations represented by our forward-looking statements will prove to be correct. The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s future financial performance and may not be appropriate for other purposes. Furthermore, unless otherwise stated, the forward-looking statements contained in this report are made as of the date hereof, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

3.0 OUR BUSINESS

COVID-19-related impacts and Back to Basics initiatives
In March of 2020 after the World Health Organization declared the novel COVID-19 coronavirus as a global pandemic, governments, public health organizations and businesses around the world began to implement various containment measures, closures and restrictions in order to limit the spread of the virus. The impact of these restrictions and other factors led to a sharp decline in global economic activity. Consequently, starting in the second half of March 2020, we experienced a major reduction in sales for both our imprintables and retail channels, incurred costs associated with the temporary shutdown of our global manufacturing operations and other COVID-related costs, as well as charges related to our Back to Basics initiatives in order to further reduce our cost base and strengthen our level of financial flexibility as we navigated through the impacts of the pandemic. As a result, the Company reported a significant earnings loss for fiscal 2020, particularly in the first half of the year. In the second half of 2020, economic activity started to recover and continued to improve due to easing restrictions. Despite the continued absence of large events, during the first quarter of 2021, sell-through (POS) trends for our imprintables products were up year-over-year. Compared to the first quarter of 2019, POS in the U.S. and international markets remained relatively stable with the levels we saw entering the quarter, down 10% to 15% over 2019. In retail, we continued to see strong year-over-year growth in sales of underwear and activewear products.

Prioritizing the health and safety of our employees, customers, suppliers, and other partners, and concurrent with global government mandated private sector shutdowns, we closed our manufacturing facilities starting on March 17, 2020. As restrictions started to ease and economic activity began to pick up in the latter part of the second quarter of 2020, we restarted production at our facilities and progressively increased operating levels across our global manufacturing network aligning operations with inventory levels and improving demand through the course of 2020. However, during the fourth quarter last year, we experienced additional production disruption at our Central American hub as a result of the impact of two major hurricanes that affected the region in November and certain facilities were temporarily closed through November and part of December.

From a liquidity perspective, from the onset of the pandemic, we took swift and prudent measures to preserve cash and pre-emptively ensure that we were well-positioned to manage through the evolving COVID-19-related environment. During 2020 we deferred non-critical capital spend and discretionary expenses, suspended share repurchases and our quarterly cash dividend, secured an additional $400 million of long-term debt, and negotiated a 12-month covenant amendment to our existing credit agreements providing increased financial flexibility as we navigated through the pandemic. As the economic recovery progressed, by the end of the first quarter of 2021, our net debt had declined to $541.6 million and our net debt to EBITDA ratio for external reporting purposes decreased to 2.1 from 3.5 at the end 2020. Further, subsequent to the quarter-end, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022. On May 5, 2021, our Board of Directors approved the reinstatement of the Company’s quarterly dividend of $0.154 per share, in line with Gildan’s previous cash dividend rate prior to suspending these payments after the first quarter in 2020. The Board’s action to reinstate dividend payments reflects increased confidence from the economic recovery so far, the Company’s solid foundation for future cash flow generation, and the improvement in the Company's reported net debt leverage ratio which has come down to near the high end of the Company’s historical target range of one to two times net debt to adjusted EBITDA. The Board will assess further capital returns to shareholders through the potential reinstatement of our share repurchase program when we gain further visibility on the COVID-19 recovery outlook and when the Company’s debt leverage ratio falls well within its historical target range.

While efforts related to our Back to Basics strategy to simplify and optimize our business operations positioned us well operationally and financially as we entered the COVID-19 crisis, starting in the second quarter of 2020 we accelerated a number of Back to Basics initiatives to further reduce our cost base and strengthen our level of financial flexibility to navigate through the pandemic. These actions included changes to our pricing, additional stock-keeping unit (SKU) rationalization of our imprintables and retail product offerings, the closure of a yarn-spinning facility, as well
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as workforce reductions, affecting manufacturing employees and our selling, general and administrative (SG&A) employee base.

Overall, we are encouraged by the economic recovery we are seeing related to continued re-openings, the impact of U.S. stimulus on consumer demand, and the strong progress of the vaccine rollout in the U.S. In countries where Gildan has its textiles and sewing production and where the pace of the vaccine rollout has been much slower than in the U.S., we continue to monitor health risks to our employees and keep in place all the necessary safety measures and processes that have been effective in minimizing impacts on our production. Despite the economic recovery so far, large gatherings have not yet restarted and on the supply chain side we are monitoring labour shortages in the U.S. affecting certain industries, including yarn spinners, tightness in raw material inputs, as well as the impact of port backlogs and transportation-related factors globally. Consequently, we remain cautious regarding the pace of overall recovery. However, we believe that the progress we have made in driving our Back to Basics strategy will continue to strengthen our financial and operational flexibility. The current and potential impacts of the COVID-19 pandemic on the Company’s liquidity, credit, and other risks are described in the “Financial risk management” and “Risk and uncertainties” sections of the 2020 annual MD&A.

3.1 Overview

Gildan is a leading vertically integrated manufacturer of everyday basic apparel, including activewear, underwear, and hosiery products. Our products are sold to wholesale distributors, screenprinters or embellishers in North America, Europe, Asia-Pacific, and Latin America, as well as to retailers in North America, including mass merchants, department stores, national chains, specialty retailers, craft stores, and online retailers that sell directly to consumers through their physical stores and/or e-commerce platforms. We also manufacture products for global lifestyle brand companies who market these products under their own brands through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

Manufacturing and operating as a socially responsible producer are at the heart of what we do. More than 90% of our sales are derived from products we manufacture ourselves. Since the Company’s formation, we have made significant capital investments in developing and operating our own large-scale, vertically integrated manufacturing facilities, including yarn production, textile and sock manufacturing, as well as sewing operations, controlling all aspects of the production process from start to finish for the garments we produce.

We believe the skill set that we have developed in designing, constructing, and operating our own manufacturing facilities, the level of vertical integration of our supply chain and the above industry average capital investments that we have made over the years differentiate us from our competition who are not as vertically integrated and may rely more heavily on third-party suppliers. Owning and operating the vast majority of our manufacturing facilities allows us to exercise tighter control over our production processes, efficiency levels, costs and product quality, as well as to provide reliable service with short production/delivery cycle times. In addition, running our own operations allows us to achieve adherence to high standards for environmental and social responsibility practices employed throughout our supply chain.

3.2 Our Operations

3.2.1 Brands, Products and Customers
The products we manufacture and sell are marketed under our Company-owned brands, including Gildan®, American Apparel®, Comfort Colors®, Gildan® Hammer™, Prim + Preux®, GoldToe®, Anvil® by Gildan®, Alstyle®, Secret®, Silks®, Kushyfoot®, Secret Silky®, Therapy Plus®, Peds® and MediPeds®. Through a sock licensing agreement providing us exclusive distribution rights in the United States and Canada, we also sell socks under the Under Armour® brand. In addition, we manufacture for and supply products to select leading global athletic and lifestyle brands, as well as to certain retail customers who market these products under their own brands.

Our primary product categories include activewear tops and bottoms (activewear), socks (hosiery), and underwear. Some of our brands also extend to other categories such as intimates, sheer hosiery and shapewear, which are sourced through third-party suppliers.

We sell our activewear products primarily in “blank” or undecorated form, without imprints or embellishment. The majority of our activewear sales are currently derived from activewear sold to wholesale distributors in the imprintables channels in North America and internationally. These wholesale distributors then sell the blank garments to screenprinters/embellishers who decorate the products with designs and logos, and who in turn sell the embellished/imprinted activewear into a highly diversified range of end-use markets. These include educational
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institutions, athletic dealers, event merchandisers, promotional product distributors, charitable organizations, entertainment promoters, travel and tourism venues, and retailers. The activewear products have diverse applications, such as serving as work or school uniforms or athletic team wear or simply conveying individual, group, and team identity. We also sell activewear products in blank form to various retailers, in addition to underwear and socks for men, ladies, and kids, as well as other hosiery products such as pantyhose and leggings. These retailers include mass merchants, department stores, national chains, sports specialty stores, craft stores, food and drug retailers, dollar stores, and price clubs, all of which sell to consumers through their brick and mortar outlets and/or their e-commerce platforms. Additionally, we sell to pure-play online retailers who sell to consumers. We also manufacture for and sell to select leading global athletic and lifestyle consumer brand companies who distribute these products within the retail channel through their own retail establishments, e-commerce platforms, and/or to third-party retailers.

The following table summarizes our product offering under Company and licensed brands:

Primary product categories	Product-line details	Brands

Activewear	T-shirts, fleece tops and bottoms, and sport shirts	Gildan®, Gildan Performance®, Gildan® Hammer™, Comfort Colors®, American Apparel®, Anvil® by Gildan®, Alstyle®, Prim + Preux®, GoldToe®
Hosiery	athletic, dress, casual and workwear socks, liner socks, socks for therapeutic purposes(3), sheer panty hose(4), tights(4), and leggings(4)
Gildan®, Under Armour®(1), GoldToe®, PowerSox®, GT a GoldToe Brand®, Silver Toe®, Signature Gold by Goldtoe®, Peds®, MediPeds®, Kushyfoot®(2), Therapy Plus®, All Pro®, Secret®(2), Silks®(2), Secret Silky®, American Apparel®

Underwear	men's and boys' underwear (tops and bottoms) and ladies panties	Gildan®, Gildan Platinum®
Intimates	ladies' shapewear, intimates, and accessories	Secret®(2), Secret Silky®
(1) Under license agreement for socks only - with exclusive distribution rights in the U.S. and Canada.
(2) Kushyfoot® is a registered trademark in the U.S., Secret® and Silks® are registered trademarks in Canada.
(3) Applicable only to Therapy Plus® and MediPeds®.
(4) Applicable only to Secret®, Silks®, Secret Silky®, and Peds®.

3.2.2 Manufacturing
The vast majority of our products are manufactured in facilities that we own and operate. To a much lesser extent, we also use third-party contractors to supplement certain product requirements. Our vertically integrated operations range from start to finish of the garment production process and include capital-intensive yarn-spinning, textile and sock manufacturing facilities, as well as labour-intensive sewing facilities. Our manufacturing operations are situated in four main hubs, specifically in the United States, Central America, the Caribbean, and Bangladesh. All of our yarn-spinning operations are located in the United States, while textile, sewing, and sock manufacturing operations are situated in the other geographical hubs mentioned above, the largest of which is in Central America, in Honduras.

In order to support further sales growth, continue to drive an efficient and competitive cost structure, and enhance geographic diversification in our supply chain, we are expanding manufacturing capacity with plans of a significant expansion in Bangladesh. In 2019, we purchased land, in close proximity to our existing facility in Bangladesh, which is intended to be used for the development of a large multi-plant manufacturing complex expected to house two large textile facilities and related sewing operations. The incremental capacity is expected to service international markets and support other key sales growth drivers. In light of the pandemic and its related impact on global economic activity, including our own business, we temporarily deferred non-critical capital investments during 2020 and delayed major spending towards manufacturing expansion, including the first phase of our Bangladesh project. During 2021 we will resume plans for capital investment.

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The following table provides a summary of our primary manufacturing operations by geographic area:

	United States	Central America	Caribbean	Asia

Yarn-spinning facilities(1): conversion of cotton, polyester and other fibres into yarn	■ Clarkton, NC ■ Cedartown, GA ■ Salisbury, NC (2 facilities) ■ Mocksville, NC ■ Eden, NC
Textile facilities: knitting yarn into fabric, dyeing and cutting fabric		■ Honduras (4 facilities)	■ Dominican Republic	■ Bangladesh
Sewing facilities(2): assembly and sewing of cut goods		■ Honduras (3 facilities) ■ Nicaragua (3 facilities)	■ Dominican Republic (2 facilities)	■ Bangladesh
Garment-dyeing(3): pigment dyeing or reactive dyeing process		■ Honduras
Hosiery manufacturing facilities: conversion of yarn into finished socks		■ Honduras
(1) While the majority of our yarn requirements are internally produced, we also use third-party yarn-spinning suppliers, primarily in the U.S., to satisfy the remainder of our yarn needs.
(2) Although the majority of our sewing facilities are Company-operated, we also use the services of third-party sewing contractors, primarily in Haiti, and other regions in Central America, to satisfy the remainder of our sewing requirements.
(3) Garment dyeing is a feature of our Comfort Colors® products only, which involves a different dyeing process than how we typically dye the majority of our products at our textile facilities. Our garment dyeing operations are located in our Rio Nance 3 facility in Honduras.

3.2.3 Genuine Responsibility®
Embedded in our long-term vision of 'Making Apparel Better®' is our commitment to operating responsibly and integrating sustainability into our business practices. This is rooted in the Company’s culture and has always been a key part of our business strategy and an important element of our success. Making Apparel Better® isn’t just about the quality of our products, it refers to every aspect of how we do business, including all interactions we have with our stakeholders; from employees, customers, and shareholders, to the communities and environments touched by our operations. It demonstrates our goal of doing business in the best possible way, with responsibility and integrity at our core, so that we can create value in everything that we do.

As one of the most vertically integrated manufacturers in the apparel industry, producing more than 90% of the products we sell in our owned and/or Company-operated facilities, we have the advantage of exercising direct control on how we operate and in driving our environmental, social and governance (ESG) practices consistently across our operations. Over the past two decades, we have developed our Genuine Responsibility® ESG program, incorporating industry-leading guidelines to govern our business activities and operations, and to provide a framework for responsible labour practices, sustainability programs, and social initiatives. Our program is centered around three fundamental priorities, namely 'Caring for our People', 'Conserving the Environment', and 'Creating Stronger Communities'.

We are committed to empowering our people through training and development programs and providing industry leading working conditions and labour practices at each of our worldwide locations by creating a safe and ergonomic workplace, respecting freedom of association, empowering women at work, and providing competitive compensation and other benefits. Our efforts around conserving the environment and addressing climate change include investing and implementing innovative solutions that reduce the environmental impact of our operations and products throughout our supply chain, including responsibly managing water usage, wastewater, energy, carbon emissions, and solid waste. We also strive to create stronger communities in all regions where we operate by investing in local economic development and promoting and providing support for education, active living, entrepreneurship, and environmental stewardship initiatives.

The Company’s Genuine Responsibility® program is overseen at the corporate head office, and the execution of the program is managed by dedicated teams of skilled professionals located in the regions where we operate who report to the Vice President of Corporate Citizenship. Understanding the important role that good governance plays in ensuring sound practices and transparent reporting, our Board of Directors’ Corporate Governance and Social
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Responsibility Committee, composed of independent directors, has the specific responsibility of overseeing Gildan’s policies and practices in areas relevant to the environment, labour and human rights, health and safety, and other sustainability issues, including community engagement and stakeholder relations. Our management team provides a comprehensive report on ESG matters to the Corporate Governance and Social Responsibility Committee at each of its quarterly meetings, highlighting key developments, issues, and risks in these areas.

We remain committed to furthering our efforts in the areas we have outlined as part of our Genuine Responsibility® program. Please visit www.genuineresponsibility.com for more information on our program and a more detailed discussion of our accomplishments in ESG.

3.2.4 Sales, marketing and distribution
Our global sales and marketing office is located in Christ Church, Barbados, out of which we have established customer-related functions, including sales management, marketing, customer service, credit management, sales forecasting, and production planning, as well as inventory control and logistics. We also maintain sales support offices in the U.S. We have established extensive distribution operations primarily through internally managed and operated distribution centres. We distribute our products primarily out of large Company-operated U.S. distribution centres and smaller facilities in the U.S., as well as out of our Company-owned distribution facility in Honduras. To supplement some of our distribution needs, we also use third-party warehouses in North America, Europe, and Asia.

3.2.5 Employees and corporate office
We currently employ over 46,000 employees worldwide. Our corporate head office is located in Montreal, Canada.

3.3 Competitive environment

The basic apparel market for our products is highly competitive. Competition is generally based upon service and product availability, price, quality, comfort and fit, style, and brand. We compete on these factors by leveraging our competitive strengths, including our strategically located vertically integrated manufacturing supply chain, scale, cost structure, global distribution, and our brand positioning in the markets we serve. We believe our manufacturing skill set, together with our large-scale, low-cost vertically integrated supply chain infrastructure that we have developed and in which we have made significant capital investments over time, are key competitive strengths and differentiators from our competition.

We face competition from large and smaller U.S.-based and foreign manufacturers or suppliers of basic family apparel. Among the larger competing North American-based manufacturers are Hanesbrands Inc., as well as Fruit of the Loom, Inc., a subsidiary of Berkshire Hathaway Inc. which competes through its own brand offerings and those of its subsidiary, Russell Corporation. These companies manufacture out of some of the same geographies as Gildan and compete primarily within the same basic apparel product categories in similar channels of distribution in North America and international markets. In socks and underwear, our competitors also include Renfro Corporation, Jockey International, Inc., and Kayser Roth Corporation. In addition, we compete with smaller U.S.-based companies selling to or operating as wholesale distributors of imprintables activewear products, including Next Level Apparel, Color Image Apparel, Inc. (owner of the Bella + Canvas brand), and Delta Apparel Inc., as well as Central American and Mexican manufacturers that supply products in the imprintables channel. Competing brands also include various private label brands controlled and sold by many of our customers, including wholesale distributors within the imprintables channel and retailers. In recent years, we have seen an increase in private label offerings, particularly within the mass retail channel, replacing branded offerings. While private brands may compete against our own brands, the shift to private brand offerings by retailers is also presenting the Company with revenue-generating opportunities, as these retailers seek strategic suppliers with the type of manufacturing capabilities that we can provide to support their offerings.

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4.0 STRATEGY AND OBJECTIVES

We execute our strategy by leveraging our competitive strengths, including our manufacturing excellence, our large-scale, low-cost vertically-integrated supply chain, our reputation for leading sustainable and ethical practices, our strong brands and long-standing customer relationships, as well as the talent of our people.

"Back to Basics" strategy

Over the last three years, we have been executing on initiatives tied to our “Back to Basics” strategy to simplify our business and optimize operations by removing complexity that had built up into our business over the years from acquisitions and other actions. We started to execute on elements of this strategy early in 2018 when we realigned our organizational structure and consolidated our business segments into one front-end organization, streamlining administrative, marketing, and merchandising functions and consolidating certain warehouse distribution activities and have continued to execute on other optimization initiatives over the last two years. Key elements of our Back to Basics strategy include: i) simplifying our product portfolio and rationalizing less productive styles or SKUs; ii) driving manufacturing cost advantage and flexibility by enhancing and optimizing our production capabilities through the consolidation of higher-cost textile, sock, and sewing operations within our existing manufacturing base; and iii) optimizing our distribution network and infrastructure by leveraging our imprintables distributor network and the distribution capabilities of our retail and e-commerce partners. The main objective of our Back to Basics strategy is to enhance focus on what we do best and leverage our core competencies to drive our four main strategic growth drivers, higher margins, and higher return on net assets.

4.1 North American imprintable brands

Several trends in imprintables are contributing positively to overall growth prospects, including the increase in online players offering custom printed products and making decorated apparel more accessible to consumers and small businesses. Furthermore, advancements in digital printing in terms of speed, affordability, and quality, as well as reduced barriers to entry due to lower set-up costs compared to traditional screenprinting, have created new opportunities for decorators and online players.

In the North American imprintables channel, the Company historically focused on the basics category of activewear products, manufactured primarily from open-end cotton yarn and tubular manufacturing production, and over the years gained significant share with the Gildan® brand becoming the leader in this category. By executing on elements of the Company’s Back to Basics strategy, including simplifying its SKU base, exiting-ship-to-the-piece business and focusing on leveraging our distributor network, the Company expects to be able to enhance service capabilities, and further solidify our competitive positioning as we leverage our cost structure.

In more recent years, we have seen an acceleration of demand for softer and lighter fabrics, often referred to as fashion basics products, which are essentially basics products manufactured with higher quality ring-spun cotton yarns and/or blended yarn fibres, with some styles featuring more fitted silhouettes, side-seam stitching, and stretch attributes. Although we have historically focused on growing and maintaining our leadership in the basics category, over the last few years we have positioned ourselves to compete and gain share in this growing category of imprintables. We have invested in developing our own yarn-spinning manufacturing facilities, thereby securing our own cost-effective ring-spun yarn supply, and have also invested in textile manufacturing equipment geared towards some of our fashion basics products. We also developed and acquired brands which we believe are well positioned to drive growth in this category. These brands include Gildan® Softstyle®, Gildan® Hammer™, Anvil® by Gildan®, American Apparel®, and the Gildan Performance® brand featuring products with moisture wicking and anti-microbial properties. We also offer garment-dyed activewear products through our Comfort Colors® brand. With a comprehensive portfolio, covering a wide range of fabrications, weights, and styles at different price points, supported by cost-effective manufacturing operations, including yarn capabilities, we believe we are well positioned to drive market share leadership in higher value ring-spun products, reinforce our core brands, and grow in under-penetrated categories.

4.2 Retail brands

Gildan’s retail brands, including Gildan®, American Apparel®, GoldToe®, Peds®, Secret® and related brand extensions, as well as Under Armour®, a licensed brand for socks, are well established within the retail channel, with presence in both brick and mortar stores and online platforms. E-commerce is increasingly gaining share in the retail
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industry and we recognize that there is opportunity to grow our brand presence online. We are targeting to grow the sales of our brands with retailers, focusing on customers with omni-channel presence. Under our Back to Basics strategy we are focusing on our core competencies, offering our customers large-scale reliable manufacturing for high quality products at attractive prices while we seek to leverage the reach and strength of our customers' sales platforms.

4.3 Private brands

In recent years, we have seen a resurgence of private label brands by traditional retailers trying to differentiate their offering and enhance profitability. While we continue to pursue sales growth with our own brands, in light of the rising trend of retailers shifting focus to proprietary private label brands, particularly mass merchants, we recognize our strong positioning to supply large retailers who are seeking low-cost, large-scale reliable manufacturers to support their private label programs. We intend to pursue private label programs aligned with our operational and financial criteria, including product and SKU complexity and size of program, and financial return targets, among other considerations. We have also developed strong relationships with and are targeting to grow our sales as a supply chain partner to select leading global athletic and lifestyle brands for which we manufacture products but against which our brands do not compete directly. These customers market their brands through their own retail stores, online, and/or in other retailer outlets. We believe we are well positioned to service global brands that are increasingly looking to source from manufacturers that meet rigorous quality and social compliance criteria and are strategically located in the Western Hemisphere. Additionally, the majority of our sales to global lifestyle brands is primarily derived from the sale of activewear products. We believe there is an opportunity to leverage our relationships with these customers to continue to grow our sales in activewear and expand into the other product categories we manufacture, such as socks and underwear.

4.4 International markets

We are pursuing further growth within the imprintables channels of international markets, focusing on Europe, Asia-Pacific, and Latin America, where we estimate the addressable market opportunity in aggregate to be large. We have plans to expand our manufacturing capacity in Bangladesh to support further penetration in these markets where our growth has been somewhat restricted by capacity availability. We believe the expansion of manufacturing capabilities in Bangladesh, with the development of a large multi-plant manufacturing complex, will enhance our positioning to service international markets and support other key sales growth drivers. The planned new capacity from Bangladesh is expected to allow us to fully service the European and Asian markets from Bangladesh and free up capacity in Central America, which is currently used to support North America and some of our requirements for the European market. In expanding manufacturing capacity in support of driving international imprintables growth, we also intend to leverage the breadth of our core North American product line to further develop and broaden our international product offering and enhance the profitability mix of our international sales.

5.0 OPERATING RESULTS

5.1 Non-GAAP financial measures

We use non-GAAP financial measures (non-GAAP measures) to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. In this MD&A, we use non-GAAP measures including adjusted net earnings, adjusted diluted EPS, adjusted gross profit, adjusted gross margin, adjusted operating income, adjusted operating margin, adjusted EBITDA, free cash flow, total indebtedness and net indebtedness, and net debt leverage ratio to measure our performance and financial condition from one period to the next, which excludes the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because we believe such measures provide meaningful information on the Company’s financial condition and financial performance.

We refer the reader to section 16.0 entitled “Definition and reconciliation of non-GAAP financial measures” in this MD&A for the definition and complete reconciliation of all non-GAAP measures used and presented by the Company to the most directly comparable IFRS measures.
QUARTERLY REPORT - Q1 2021 P.10

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.2 Summary of quarterly results

The table below sets forth certain summarized unaudited quarterly financial data for the eight most recently completed quarters. This quarterly information is unaudited and has been prepared in accordance with IFRS. The operating results for any quarter are not necessarily indicative of the results to be expected for any future period.

For the three months ended (in $ millions, except share and per share amounts or otherwise indicated)	Apr 4, 2021	Jan 3, 2021	Sep 27, 2020	Jun 28, 2020	Mar 29, 2020	Dec 29, 2019	Sep 29, 2019	Jun 30, 2019

Net sales	589.6	690.2	602.3	229.7	459.1	658.7	739.7	801.6
Net earnings (loss)	98.5	67.4	56.4	(249.7)	(99.3)	32.5	104.9	99.7
Net earnings (loss) per share:
Basic(1)	0.50	0.34	0.28	(1.26)	(0.50)	0.16	0.51	0.49
Diluted(1)	0.50	0.34	0.28	(1.26)	(0.50)	0.16	0.51	0.49
Weighted average number of shares outstanding (in ‘000s):
Basic	198,418	198,362	198,257	198,201	198,624	201,407	203,684	204,960
Diluted	198,582	198,403	198,304	198,201	198,624	201,593	204,263	205,520
(1) Quarterly EPS may not add to year-to-date EPS due to rounding.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

5.2.1 Seasonality and other factors affecting the variability of results and financial condition
Fiscal 2020 was an unprecedented year due to the significant effects of the COVID-19 pandemic on global economies. Our results of operations for the year ended January 3, 2021 were negatively affected by the significant downturn in demand as a result of the COVID-19 pandemic, as explained in section 3.0 of this MD&A entitled “COVID-19-related impacts and Back to Basics initiatives" and in this section 5. While economic activity started to recover in the second half of 2020, the COVID-19 pandemic is ongoing and activity and demand levels in global economies have not fully recovered to pre-pandemic levels and consequently are also impacting results for 2021.

Our results of operations for interim and annual periods are impacted by the variability of certain factors, including, but not limited to, changes in end-use demand and customer demand, our customers’ decision to increase or decrease their inventory levels, changes in our sales mix, and fluctuations in selling prices and raw material costs. While our products are sold on a year-round basis, our business experiences seasonal changes in demand which result in quarterly fluctuations in operating results. Although certain products have seasonal peak periods of demand, competitive dynamics may influence the timing of customer purchases causing seasonal trends to vary somewhat from year to year. Historically, demand for T-shirts is lowest in the fourth quarter and highest in the second quarter of the year, when distributors purchase inventory for the peak summer selling season. Demand for fleece is typically highest in advance of the fall and winter seasons, in the second and third quarters of the year. Sales of hosiery and underwear are typically higher during the second half of the year, during the back-to-school period and the Christmas holiday selling season. These seasonal sales trends of our business also result in fluctuations in our inventory levels throughout the year.

Our results are also impacted by fluctuations in the price of raw materials and other input costs. Cotton and polyester fibres are the primary raw materials used in the manufacture of our products, and we also use chemicals, dyestuffs, and trims, which we purchase from a variety of suppliers. Cotton prices are affected by consumer demand, global supply, which may be impacted by weather conditions in any given year, speculation on the commodities market, the relative valuations and fluctuations of the currencies of producer versus consumer countries, and other factors that are generally unpredictable. While we enter into purchase contracts and derivative financial instruments in advance of delivery to establish firm prices for the cotton component of our yarn requirements, our realized cotton costs can fluctuate significantly between interim and annual reporting periods. Energy costs in our results of operations are also affected by fluctuations in crude oil, natural gas, and petroleum prices, which can also influence transportation costs and the cost of related items used in our business, such as polyester fibres, chemicals, dyestuffs, and trims. Changes in raw material costs are initially reflected in the cost of inventory and only impact net earnings when the respective inventories are sold.

Business acquisitions may affect the comparability of results. There have not been any business acquisitions during the last eight quarters. In addition, management decisions to consolidate or reorganize operations, including the closure of facilities, may result in significant restructuring costs in an interim or annual period. Subsection 5.4.5
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MANAGEMENT'S DISCUSSION AND ANALYSIS
entitled “Restructuring and acquisition-related costs” in this MD&A contains a discussion of costs related to the Company’s restructuring actions and business acquisitions. The effect of asset write-downs, including allowances for expected credit losses, provisions for discontinued inventories, and impairments of long-lived assets can also affect the variability of our results. As part of our Back to Basics strategy, we recorded charges of $55 million that affected net earnings in the fourth quarter of fiscal 2019, related to the significant reduction of our imprintables product line SKU count in connection with our exit of all ship-to-the-piece activities and the discontinuance of overlapping and less productive styles and SKUs between brands. In the first and second quarters of 2020, we recorded additional charges of $8.0 million and $26.0 million, respectively, related to our strategic initiative to significantly reduce our imprintables product line SKU count. Subsection 5.4.4 entitled "Impairment of trade accounts receivable" in this MD&A contains a discussion of allowances for expected credit losses, including an impairment of trade accounts receivable of $20.8 million in the first quarter of fiscal 2020, followed by a net recovery in the impairment of trade accounts receivable of $5.8 million in the second and third quarters of fiscal 2020. Subsection 5.4.6 entitled "Impairment of goodwill and intangible assets" in this MD&A contains a discussion relating to the impairment charge of $94.0 million for the Hosiery cash-generating unit (CGU) that was recorded in the first quarter of fiscal 2020.

Our reported amounts for net sales, cost of sales, SG&A expenses, and financial expenses/income are impacted by fluctuations in certain foreign currencies versus the U.S. dollar as described in the “Financial risk management” section of this MD&A. The Company periodically uses derivative financial instruments to manage risks related to fluctuations in foreign exchange rates.

QUARTERLY REPORT - Q1 2021 P.12

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.3 Selected financial information

(in $ millions, except per share amounts or otherwise indicated)	Three months ended
	Apr 4, 2021	Mar 29, 2020	Variation
			$	%

Net sales	589.6	459.1	130.5	28.4%
Gross profit	188.5	106.5	82.0	77.0%
Adjusted gross profit(1)	183.5	114.5	69.0	60.3%
SG&A expenses	73.4	73.9	(0.5)	(0.7)%
(Reversal of impairment) Impairment of trade accounts receivable	(0.2)	20.8	(21.0)	n.m.
Restructuring and acquisition-related costs	1.5	10.2	(8.7)	(85.3)%
Impairment of goodwill and intangible assets	—	94.0	(94.0)	n.m.
Operating income (loss)	113.8	(92.3)	206.1	n.m.
Adjusted operating income(1)	110.3	19.9	90.4	n.m.
Adjusted EBITDA(1)	145.8	50.2	95.6	n.m.
Financial expenses	10.8	7.9	2.9	36.7%
Income tax expense (recovery)	4.4	(0.9)	5.3	n.m.
Net earnings (loss)	98.5	(99.3)	197.8	n.m.
Adjusted net earnings(1)	95.0	11.2	83.8	n.m.
Basic EPS	0.50	(0.50)	1.00	n.m.
Diluted EPS	0.50	(0.50)	1.00	n.m.
Adjusted diluted EPS(1)	0.48	0.06	0.42	n.m.
Gross margin	32.0%	23.2%	n/a	8.8 pp
Adjusted gross margin(1)	31.1%	24.6%	n/a	6.5 pp
SG&A expenses as a percentage of sales	12.4%	16.1%	n/a	(3.7) pp
Operating margin	19.3%	(20.1)%	n/a	39.4 pp
Adjusted operating margin(1)	18.7%	4.3%	n/a	14.4 pp
n.m. = not meaningful
n/a = not applicable

	Apr 4, 2021	Jan 3, 2021	Variation
			$	%
Total assets	3,109.8	3,020.9	88.9	2.9%
Total non-current financial liabilities	1,000.0	1,000.0	—	—%
Net indebtedness(1)	541.6	577.2	(35.6)	(6.2)%
Quarterly cash dividend declared per common share(2)	—	0.154	n/a	n/a
Net debt leverage ratio(1)(3)	2.1	3.5	n/a	n/a
n/a = not applicable
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Quarterly cash dividend for the year ended January 3, 2021 relates to the cash dividend of $0.154 per share declared on February 19, 2020 and paid on April 6, 2020.
(3) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.1 at April 4, 2021. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q1 2021 P.13

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4 Operating review

5.4.1 Net sales

	Three months ended
(in $ millions, or otherwise indicated)	Apr 4, 2021	Mar 29, 2020	Variation
			$	%

Activewear	484.6	372.6	112.0	30.1%
Hosiery and underwear(1)	105.0	86.5	18.5	21.4%
Total net sales	589.6	459.1	130.5	28.4%
(1) Also includes intimates and other fringe products.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net sales for the first quarter ending April 4, 2021, of $590 million were up 28.4% compared to the first quarter of 2020, consisting of activewear sales of $485 million, up 30.1%, and sales of $105 million in the hosiery and underwear category, up 21.4%. The increase in activewear sales was driven by double digit unit sales volume growth in North American and international imprintables markets and activewear sold in retail channels, as well as favourable product-mix, partly offset by lower net selling prices. Imprintables volume growth reflected the impact of net restocking by distributors and positive point-of-sales (POS) compared to the first quarter last year. Compared to the first quarter of 2019, POS in the U.S. and international markets for the first quarter of 2021 remained relatively stable with the levels we saw entering the quarter, down 10% to 15% over 2019. The 21.4% increase in the hosiery and underwear category was driven by the strength of our underwear sales which reflected strong double digit volume growth over both the first quarter of 2020 and 2019.

5.4.2 Gross profit and adjusted gross profit

	Three months ended
(in $ millions, or otherwise indicated)	Apr 4, 2021	Mar 29, 2020	Variation

Gross profit	188.5	106.5	82.0
Adjustment for:
Impact of strategic product line initiatives(1)	1.2	8.0	(6.8)
Net insurance gains(1)	(6.2)	—	(6.2)
Adjusted gross profit(1)	183.5	114.5	69.0
Gross margin	32.0%	23.2%	8.8 pp
Adjusted gross margin(1)	31.1%	24.6%	6.5 pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Our reported gross margin in the first quarter was 32.0% compared to gross margin of 23.2% in the first quarter of 2020. Before reflecting the impact of charges related to our SKU rationalization initiative in both years and a net insurance gain in the quarter, adjusted gross margin totaled 31.1% in the quarter, up 650 bps from adjusted gross margin of 24.6% in the first quarter last year. The significant year-over-year increase was mainly due to the non-recurrence of COVID-related charges incurred in the first quarter of 2020, the accrual of an approximate $18 million one-time payment from the USDA related to its Pandemic Assistance for Cotton Users (PACU) program recognized in the first quarter of 2021, lower raw material costs, favourable product-mix, and the benefit of Back to Basics initiatives. The positive impact of these factors more than offset the impact of lower imprintables net selling prices.

QUARTERLY REPORT - Q1 2021 P.14

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.3 Selling, general and administrative expenses (SG&A)

	Three months ended
(in $ millions, or otherwise indicated)	Apr 4, 2021	Mar 29, 2020	Variation

SG&A expenses	73.4	73.9	(0.5)
SG&A expenses as a percentage of sales	12.4%	16.1%	(3.7) pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The slight decline in SG&A expenses for the first quarter of 2021 reflected cost savings stemming from our Back to Basics initiatives offset by higher variable compensation expenses.

5.4.4 Impairment of trade accounts receivable
For the three months ended April 4, 2021, reversal of impairment of trade accounts receivable was $0.2 million, compared to an impairment of trade accounts receivable $20.8 million for three months ended March 29, 2020.

The impairment of trade accounts receivable for the three months ended March 29, 2020 was mainly related to an increase in the estimate of expected credit losses (ECLs) attributable to the heightened credit risk caused by the COVID-19 pandemic.

5.4.5 Restructuring and acquisition-related costs

	Three months ended
(in $ millions, or otherwise indicated)	Apr 4, 2021	Mar 29, 2020	Variation

Employee termination and benefit costs	—	3.0	(3.0)
Exit, relocation and other costs	1.7	5.1	(3.4)
Net (gain) loss on disposal, write-downs, and accelerated depreciation of property, plant and equipment, right-of-use assets and software related to exit activities	(0.2)	2.1	(2.3)
	1.5	10.2	(8.7)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Restructuring and acquisition-related costs for the three months ended April 4, 2021 mainly related to the completion of previously initiated restructuring activities.

Restructuring and acquisition-related costs for the three months ended March 29, 2020 related to the following: $4.8 million for the closure of textile manufacturing and sewing operations in Mexico; $4.4 million for the exit of ship-to-the piece activities, including computer software write-downs and warehouse consolidation costs; and $1.0 million to complete other restructuring activities that were initiated in fiscal 2019.

5.4.6 Impairment of goodwill and intangible assets
Due to the adverse impacts of the COVID-19 pandemic on global economic activity and enterprise values of companies worldwide, including its impact on the Company’s business and share price, we recorded an impairment charge for our Hosiery CGU of $94.0 million in the first quarter of fiscal 2020, relating to goodwill and intangible assets acquired in previous sock and hosiery business acquisitions, as described in note 8(f) to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021.

QUARTERLY REPORT - Q1 2021 P.15

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.7 Operating income and adjusted operating income

	Three months ended
(in $ millions, or otherwise indicated)	Apr 4, 2021	Mar 29, 2020	Variation

Operating income (loss)	113.8	(92.3)	206.1
Adjustments for:
Restructuring and acquisition-related costs	1.5	10.2	(8.7)
Impairment of goodwill and intangible assets	—	94.0	(94.0)
Impact of strategic product line initiatives(1)	1.2	8.0	(6.8)
Net insurance gains(1)	(6.2)	—	(6.2)
Adjusted operating income(1)	110.3	19.9	90.4
Operating margin	19.3%	(20.1)%	39.4 pp
Adjusted operating margin(1)	18.7%	4.3%	14.4 pp
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The significant year-over-year increase in operating income and adjusted operating income was driven by higher sales, gross margin, and adjusted gross margin, and the benefit of the non-recurrence of the impairment of trade accounts receivable of $20.8 million recorded in the first quarter of 2020. The increase in operating income was also due to the non-recurrence of the impairment of goodwill and intangible assets recognized in the first quarter of 2020, lower restructuring and acquisition-related costs, lower strategic product line initiative charges, and the impact of the net insurance gain recognized in the first quarter of 2021.

5.4.8 Financial expenses, net

	Three months ended
(in $ millions)	Apr 4, 2021	Mar 29, 2020	Variation

Interest expense on financial liabilities recorded at amortized cost	6.4	7.1	(0.7)
Bank and other financial charges	3.3	1.3	2.0
Interest accretion on discounted lease obligations	0.7	0.8	(0.1)
Interest accretion on discounted provisions	—	0.1	(0.1)
Foreign exchange loss (gain)	0.5	(1.4)	1.9
Financial expenses, net	10.9	7.9	3.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

For the three months ended April 4, 2021, the decrease in interest expense compared to the corresponding period last year was mainly due to slightly lower average borrowing levels. The impact of higher spreads added to the Company's U.S. LIBOR-based variable interest rate debt in connection with the amendments made to the revolving long-term bank credit facility and both term loan facilities in fiscal 2020 was mostly offset by lower U.S. short-term interest rates. The increase in bank and other financial charges for the three months ended April 4, 2021 is due mainly to fees incurred in connection with the amendments made in June 2020 to the revolving long-term bank credit facility, both term loan facilities, and the privately issued notes. Foreign exchange losses and gains in both periods relate primarily to the revaluation of net monetary assets denominated in foreign currencies.

QUARTERLY REPORT - Q1 2021 P.16

MANAGEMENT'S DISCUSSION AND ANALYSIS
5.4.9 Income taxes
The Company’s average effective income tax rate is calculated as follows:

	Three months ended
(in $ millions, or otherwise indicated)	Apr 4, 2021	Mar 29, 2020	Variation

Earnings (loss) before income taxes	103.0	(100.2)	203.2
Income tax expense (recovery)	4.4	(0.9)	5.3
Average effective income tax rate	4.3%	0.9%	3.4 pp
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The income tax expense for the three months ended April 4, 2021 compared to the income tax recovery for the three months ended March 29, 2020 is due to the earnings in the period as compared to the loss in the prior period. For the three months ended March 29, 2020, income tax recovery included the impact of a $1.7 million recovery relating to the impairment charge of goodwill and intangible assets, for the de-recognition of deferred income tax liabilities that were originally recorded at the time of acquisition of the intangible assets.

5.4.10 Net earnings, adjusted net earnings, and earnings per share measures

	Three months ended
(in $ millions, except per share amounts)	Apr 4, 2021	Mar 29, 2020	Variation

Net earnings (loss)	98.5	(99.3)	197.8
Adjustments for:
Restructuring and acquisition-related costs	1.5	10.2	(8.7)
Impairment of goodwill and intangible assets	—	94.0	(94.0)
Impact of strategic product line initiatives(1)	1.2	8.0	(6.8)
Net insurance gains(1)	(6.2)	—	(6.2)
Income tax recovery relating to the above-noted adjustments	—	(1.7)	1.7
Adjusted net earnings(1)	95.0	11.2	83.8

Basic EPS	0.50	(0.50)	1.00
Diluted EPS	0.50	(0.50)	1.00
Adjusted diluted EPS(1)	0.48	0.06	0.42
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The significant increase in net earnings and adjusted net earnings for the first quarter of 2021 compared to the prior year quarter was mainly due to the increase in operating income and adjusted operating income.

QUARTERLY REPORT - Q1 2021 P.17

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.0 FINANCIAL CONDITION

6.1 Current assets and current liabilities

(in $ millions)	Apr 4, 2021	Jan 3, 2021	Variation

Cash and cash equivalents	536.0	505.3	30.7
Trade accounts receivable	268.6	196.5	72.1
Income taxes receivable	1.6	4.6	(3.0)
Inventories	736.4	728.0	8.4
Prepaid expenses, deposits and other current assets	114.5	110.1	4.4
Accounts payable and accrued liabilities	(334.5)	(343.7)	9.2
Current portion of lease obligations	(14.7)	(15.9)	1.2
Total working capital	1,307.9	1,184.9	123.0
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The increase in cash and cash equivalents mainly reflects the free cash flow generated during first quarter of fiscal 2021.

•The increase in trade accounts receivable (which are net of accrued sales discounts) was mainly due to a seasonally lower offset for accruals for sales discounts compared to the end of fiscal 2020, mainly relating to the payout of annual rebate programs for distributors subsequent to the end of fiscal 2020.

•The increase in inventories was mainly due to seasonal increases in fleece and underwear unit volumes, partially offset by lower raw materials.

•Prepaid expenses, deposits and other current assets includes an insurance claim receivable of $41.5 million as at April 4, 2021 (net of advances received of $100 million) and $61.0 million as at January 3, 2021 (net of an advance received of $50 million), relating to accrued insurance recoveries to date for losses that resulted from the two hurricanes that occurred in Central America in November 2020 as disclosed in note 8(e) to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021. Excluding the insurance claim receivables, prepaid expenses, deposits and other current assets increased by $23.9 million, mainly due to the $17.9 million receivable for one-time pandemic government assistance for U.S. cotton users, and an increase in the fair value of derivative financial instrument assets.

•The decrease in accounts payable and accrued liabilities is mainly due to the seasonally lower accruals for variable compensation as well as a decrease in the fair value of derivative financial instrument liabilities.

•Working capital was $1,307.9 million as at April 4, 2021, compared to $1,184.9 million as at January 3, 2021. The current ratio at the end of the first quarter of fiscal 2021 was 4.7, compared to 4.3 at the end of fiscal 2020.

QUARTERLY REPORT - Q1 2021 P.18

MANAGEMENT'S DISCUSSION AND ANALYSIS
6.2 Property, plant and equipment, right-of-use assets, intangible assets, and goodwill

(in $ millions)	Property, plant and equipment	Right-of-use assets	Intangible assets	Goodwill

Balance, January 3, 2021	896.8	59.4	289.9	206.6
Net capital additions	14.6	—	0.4	—
Depreciation and amortization	(23.1)	(3.8)	(4.7)	—
Disposals	(5.0)	—	—	—
Balance, April 4, 2021	883.3	55.6	285.6	206.6
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Additions to property, plant and equipment were primarily for expenditures related to textile and sewing manufacturing operations.

•The decrease in right-of-use assets reflects the impact of depreciation during the three months ended April 4, 2021.

•Intangible assets are comprised of customer contracts and relationships, trademarks, license agreements, non-compete agreements, and computer software. The decrease in intangible assets mainly reflects the amortization of $4.7 million.

6.3 Other non-current assets and non-current liabilities

(in $ millions)	Apr 4, 2021	Jan 3, 2021	Variation

Deferred income tax assets	16.5	17.7	(1.2)
Other non-current assets	5.1	6.0	(0.9)
Long-term debt	(1,000.0)	(1,000.0)	—
Lease obligations	(62.9)	(66.6)	3.7
Other non-current liabilities	(33.2)	(35.9)	2.7
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

•The decrease in lease obligations mainly reflects the payments made during the three months ended April 4, 2021.

•Other non-current liabilities include provisions and employee benefit obligations. The decrease results mainly from a reduction in the obligation for statutory severance benefits for employees primarily located in the Caribbean and Central America.

QUARTERLY REPORT - Q1 2021 P.19

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.0 CASH FLOWS

7.1 Cash flows from (used in) operating activities

	Three months ended
(in $ millions)	Apr 4, 2021	Mar 29, 2020	Variation

Net earnings (loss)	98.5	(99.3)	197.8
Adjustments to reconcile net earnings to cash flows from (used in) operating activities(1)	37.7	121.4	(83.7)
Changes in non-cash working capital balances	(115.7)	(231.5)	115.8
Cash flows from (used in) operating activities	20.5	(209.4)	229.9
(1) Includes depreciation and amortization of $35.6 million (2020 - $30.3 million) for the three months ended April 4, 2021, and impairment of goodwill and intangible assets of nil (2020 - 94.0 million) for the three months ended April 4, 2021.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows from operating activities were $20.5 million for the three months ended April 4, 2021, compared to cash flows used in operating activities of $209.4 million in the corresponding period last year. Operating cash flows for the first quarter of fiscal 2021 reflected higher net earnings and a lower increase in non-cash working capital relative to the comparative period.

•The net increase in non-cash working capital was $115.7 million during the three months ended April 4, 2021, compared to a net increase of $231.5 million during the three months ended March 29, 2020. The lower increase in non-cash working capital compared to the same period last year was mainly due to a lower decrease in accounts payable and accrued liabilities and a lower increase in inventories, partially offset by a higher increase in trade accounts receivable and an increase in prepaid expenses, deposits and other current assets in 2021 compared to a decrease in the same period last year.

7.2 Cash flows from (used in) investing activities

	Three months ended
(in $ millions)	Apr 4, 2021	Mar 29, 2020	Variation

Purchase of property, plant and equipment	(12.8)	(20.7)	7.9
Purchase of intangible assets	(0.3)	(4.9)	4.6
Proceeds from insurance related to property, plant and equipment (PP&E) and other disposals of PP&E	30.0	0.1	29.9
Cash flows from (used in) investing activities	16.9	(25.5)	42.4
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash from investing activities during the three months ended April 4, 2021 compared to cash used in investing activities in the corresponding period last year was mainly due to the insurance proceeds relating to property plant and equipment.

•Capital expenditures for the three months ended April 4, 2021 are described in section 6.2 of this MD&A entitled "Property, plant and equipment, right-of-use assets, intangible assets, and goodwill".

QUARTERLY REPORT - Q1 2021 P.20

MANAGEMENT'S DISCUSSION AND ANALYSIS
7.3 Free cash flow

	Three months ended
(in $ millions)	Apr 4, 2021	Mar 29, 2020	Variation

Cash flows from (used in) operating activities	20.6	(209.4)	230.0
Cash flows from (used in) investing activities	17.0	(25.6)	42.6
Adjustment for:
Business acquisitions	—	—	—
Free cash flow(1)	37.6	(235.0)	272.6
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•The year-over-year improvement in free cash flow of $272.6 million for the three months ended April 4, 2021 was mainly due an improvement in cash flows from operating activities of $230.0 million and the insurance proceeds received in fiscal 2021.

7.4 Cash flows from (used in) financing activities

	Three months ended
(in $ millions)	Apr 4, 2021	Mar 29, 2020	Variation

Increase in amounts drawn under long-term bank credit facilities	—	705.0	(705.0)
Payment of lease obligations	(5.0)	(4.2)	(0.8)
Proceeds from the issuance of shares	0.3	0.3	—
Repurchase and cancellation of shares	—	(23.2)	23.2
Share repurchases for settlement of non-Treasury RSUs	(1.8)	—	(1.8)
Cash flows (used) from financing activities	(6.5)	677.9	(684.4)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

•Cash flows used in financing activities for the three months ended April 4, 2021 mainly reflect the payments made during the period on lease obligations. For the three months ended March 29, 2020, cash flows from financing activities mainly reflected the cash inflows of $705.0 million from funds drawn on our revolving long-term bank credit facility, slightly offset by the repurchase and cancellation of common shares under previous NCIB programs and payments made on lease obligations. See section 8.0 of this MD&A entitled “Liquidity and capital resources” for the discussion on long-term debt.

8.0 LIQUIDITY AND CAPITAL RESOURCES

8.1 Capital allocation framework

Historically, our primary uses of funds have been for working capital requirements, capital expenditures, business acquisitions, and payment of dividends. We have also used funds for the repurchase of shares. We have funded our requirements with cash generated from operations and with funds drawn from our long-term debt facilities. We have established a capital allocation framework intended to enhance sales and earnings growth as well as shareholder returns. After funding working capital needs, our first priority of cash use has been to fund our organic growth with the required capital investments. Beyond these requirements, our next priorities for allocating capital have been for the support of dividends and for complementary strategic acquisitions which meet our criteria. In addition, when appropriate, we have used excess cash to repurchase shares under normal course issuer bid programs. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months, which it believes will provide an efficient capital structure and a framework within which it can execute on its capital allocation priorities.

QUARTERLY REPORT - Q1 2021 P.21

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.2 Long-term debt and net indebtedness

The Company's long-term debt as at April 4, 2021 is described below:

	Effective interest rate (1)	Principal amount		Maturity date
(in $ millions, or otherwise indicated)		Apr 4, 2021	Jan 3, 2021

Revolving long-term bank credit facility, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%(2)	n/a	—	—	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1% to 3%, payable monthly(3)	2.8%	300.0	300.0	April 2025
Term loan, interest at variable U.S. LIBOR-based interest rate plus a spread ranging from 1.7% to 3%, payable monthly(3)	2.8%	400.0	400.0	April 2022
Notes payable, interest at fixed rate of 2.70%, payable semi-annually(4)	2.7%	100.0	100.0	August 2023
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.53%, payable quarterly(4)	2.7%	50.0	50.0	August 2023
Notes payable, interest at fixed rate of 2.91%, payable semi-annually(4)	2.9%	100.0	100.0	August 2026
Notes payable, interest at variable U.S. LIBOR-based interest rate plus a spread of 1.57%, payable quarterly(4)	2.9%	50.0	50.0	August 2026
		1,000.0	1,000.0
(1)Represents the annualized effective interest rate for the three months ended April 4, 2021, including the cash impact of interest rate swaps, where applicable.
(2)The Company’s committed unsecured revolving long-term bank credit facility of $1 billion provides for an annual extension which is subject to the approval of the lenders. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the credit facility agreement and its amendments). In addition, an amount of $22.8 million (January 3, 2021 - $7.2 million) has been committed against this facility to cover various letters of credit.
(3)The unsecured term loans are non-revolving and can be prepaid in whole or in part at any time with no penalties. The spread added to the U.S. LIBOR-based variable interest rate is a function of the total net debt to EBITDA ratio (as defined in the term loan agreements and their amendments).
(4)The unsecured notes issued for a total aggregate principal amount of $300 million to accredited investors in the U.S. private placement market can be prepaid in whole or in part at any time subject to the payment of a prepayment penalty as provided for in the Note Purchase Agreement.

On June 26, 2020, given the rapidly changing environment and level of uncertainty created by the COVID-19 pandemic, the Company amended its various loans and note agreements in order to modify its covenants to provide increased financial flexibility. The amendments effected changes to certain provisions and financial covenants during the period beginning March 30, 2020 and ending April 4, 2021 (the “covenant relief period”), including the Total Net Debt to EBITDA ratio (including the exclusion of the financial results of the fiscal quarter ending June 28, 2020 from the calculation) and the minimum Interest Coverage ratio, as well as various additional restrictions with respect to dividends, share repurchases, and capital expenditures. During the covenant relief period, the applicable spread added to the variable U.S. LIBOR-based interest rate for the revolving long-term bank credit facility and both term loan facilities increased by between 50 to 100 basis points per year, varying as a function of the Total Net Debt to EBITDA ratio. Private noteholders received an increase of 125 basis points per year (payable quarterly) during the covenant relief period, unless the Company was in compliance with its original covenants on the last day of such fiscal quarter. In addition, upfront costs of $3.9 million incurred for the amendments were included in bank and other financial charges in the second quarter of fiscal 2020. Additional information on the amendments can be found in section 8.2 of the 2020 Annual MD&A.

The Company was in compliance with all financial covenants as at April 4, 2021 and during the covenant relief period.

Effective April 5, 2021 the covenant relief expired and the Company is no longer subject to the additional restrictions and extra costs provisions described above. The Company is reinstating its quarterly dividend, as explained in section 8.6 of this MD&A entitled "Declaration of dividend".

The Company expects to maintain compliance with its covenants over the next twelve months, based on its current expectations and forecasts. However, if economic conditions caused by the COVID-19 pandemic were to meaningfully worsen, this could impact the Company’s ability to maintain compliance with its financial covenants and require the Company to seek additional amendments to its loan and note agreements.
QUARTERLY REPORT - Q1 2021 P.22

MANAGEMENT'S DISCUSSION AND ANALYSIS
On April 20, 2021, the Company fully repaid its $400 million unsecured two-year term loan which was due on April 6, 2022.

(in $ millions)	Apr 4, 2021	Jan 3, 2021

Long-term debt and bank total indebtedness	1,000.0	1,000.0
Lease obligations	77.6	82.5
Total indebtedness(1)	1,077.6	1,082.5
Cash and cash equivalents	(536.0)	(505.3)
Net indebtedness(1)	541.6	577.2
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The primary measure used by the Company to monitor its financial leverage is its net debt leverage ratio as defined in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A. Gildan’s net debt leverage ratio as at April 4, 2021 was 2.1 times (3.5 times at January 3, 2021). The Company’s net debt leverage ratio is calculated as follows:

(in $ millions, or otherwise indicated)	Apr 4, 2021	Jan 3, 2021

Adjusted EBITDA for the trailing twelve months(1)	260.8	165.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	260.8	165.1
Net indebtedness(1)	541.6	577.2
Net debt leverage ratio(1)(2)	2.1	3.5
(1) See section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.1 at April 4, 2021.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

The total net debt to EBITDA ratios defined in the various loan and note agreements (and their amendments) vary from the definition of the Company’s non-GAAP financial measure “net debt leverage ratio” and “adjusted EBITDA” as presented in this MD&A in several respects. The definitions in the loan and note agreements are based on accounting for all leases in accordance with previous accounting principles whereby the Company’s leases for premises were accounted for as operating leases, while the Company’s reported net debt leverage ratio reflects lease accounting in accordance with the Company’s current accounting policies. In addition, adjustments permitted to EBITDA in the loan and note agreements vary from the adjustments used by the Company in calculating its adjusted EBITDA non-GAAP financial measure. As a result of these differences, and the exclusion of the financial results of the fiscal quarter ending June 28, 2020, our total net debt to EBITDA ratio for purposes of our loan and note agreements was 1.1 at the end of the first quarter of fiscal 2021.

We expect that our cash balances and the unutilized financing capacity under our long-term debt facilities will continue to provide us with sufficient liquidity over the next twelve months in the current economic environment.

The Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue or repurchase shares, or undertake other activities as deemed appropriate under the specific circumstances.

QUARTERLY REPORT - Q1 2021 P.23

MANAGEMENT'S DISCUSSION AND ANALYSIS
8.3 Off-balance sheet arrangements and contractual obligations

In the normal course of business, we enter into contractual obligations that will require us to disburse cash over future periods. All commitments have been reflected in our consolidated statements of financial position except for purchase obligations, as well as minimum royalty payments, which are included in the table of contractual obligations below. The following table sets forth the maturity of our contractual obligations by period as at April 4, 2021.

(in $ millions)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years

Accounts payable and accrued liabilities	334.5	334.5	334.5	—	—	—
Long-term debt(1)	1,000.0	1,000.0	—	550.0	300.0	150.0
Purchase and other obligations	—	277.0	209.8	59.1	8.1	—
Lease obligations	77.6	91.4	19.1	25.8	18.2	28.3
Total contractual obligations	1,412.1	1,702.9	563.4	634.9	326.3	178.3
(1) Excluding interest.

As disclosed in note 23 to our fiscal 2020 audited consolidated financial statements, we have granted financial guarantees, irrevocable standby letters of credit, and surety bonds to third parties to indemnify them in the event the Company and some of our subsidiaries do not perform their contractual obligations. As at April 4, 2021, the maximum potential liability under these guarantees was $82.9 million, of which $9.6 million was for surety bonds and $73.3 million was for financial guarantees and standby letters of credit.

8.4 Derivative instruments

The Company may periodically use derivative financial instruments to manage risks related to fluctuations in foreign exchange rates, commodity prices, interest rates, and changes in the price of our common shares under our share-based compensation plans. Derivative financial instruments are not used for speculative purposes. As at April 4, 2021, the Company’s outstanding derivative financial instruments (most of which are designated as effective hedging instruments) consist of foreign exchange and commodity forward, option, and swap contracts, as well as floating-to-fixed interest rate swaps to fix the variable interest rates on a designated portion of borrowings under the Company's term loans and unsecured notes. The Company also has a total return swap outstanding that is intended to reduce the variability of net earnings associated with deferred share units, which are settled in cash. For more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021.

8.5 Outstanding share data

Our common shares are listed on the New York Stock Exchange (NYSE) and the Toronto Stock Exchange (TSX) under the symbol GIL. As at April 30, 2021 there were 198,429,822 common shares issued and outstanding along with 3,519,127 stock options and 17,818 dilutive restricted share units (Treasury RSUs) outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each Treasury RSU entitles the holder to receive one common share from treasury at the end of the vesting period, without any monetary consideration being paid to the Company. Treasury RSUs are used exclusively for one-time awards to attract candidates or for retention purposes and their vesting conditions, including any performance objectives, are determined by the Board of Directors at the time of grant.

8.6 Declaration of dividend

On May 5, 2021, the Board of Directors approved the reinstatement of the Company’s quarterly dividend and declared a quarterly cash dividend of $0.154 per share for an expected aggregate payment of $30.6 million which will be paid on June 21, 2021 on all of the issued and outstanding common shares of the Company, rateably and proportionately to the holders of record on May 27, 2021. This dividend is an “eligible dividend” for the purposes of the Income Tax Act (Canada) and any other applicable provincial legislation pertaining to eligible dividends. As part of the Company's capital allocation framework as described in section 8.1 of this MD&A, the Board of Directors considers several factors when deciding to declare quarterly cash dividends, including the Company’s present and future earnings, cash flows for working capital requirements, capital expenditures, debt repayment obligations, capital requirements, the macro-economic environment, and present and/or future regulatory and legal restrictions.

QUARTERLY REPORT - Q1 2021 P.24

MANAGEMENT'S DISCUSSION AND ANALYSIS
The Company's dividend payout policy and the declaration of dividends are subject to the discretion of the Board of Directors and, consequently, there can be no assurances that Gildan's dividend policy will be maintained or that dividends will be declared in respect of any quarter or other future periods. The declaration of dividends by the Board of Directors is ultimately dependent on the Company’s operations and financial results which are, in turn, subject to various assumptions and risks, including those set out in this MD&A.

8.7 Normal course issuer bid (NCIB)

In April 2020, given the severity of the current economic environment resulting from the COVID-19 pandemic, the Company suspended share repurchases until further notice. In addition, as described in section 8.2 of this MD&A, the Company amended its loan and note agreements in June 2020 in order to modify its covenants and to provide increased financial flexibility. During the covenant relief period which expired on April 5, 2021, share repurchases were restricted.

The Board of Directors will assess further capital returns to shareholders through the potential reinstatement of the Company's share repurchase program as it gains further visibility on the COVID-19 recovery outlook and when the Company’s debt leverage ratio falls well within its historical target range.

9.0 LEGAL PROCEEDINGS

9.1 Claims and litigation

The Company is a party to claims and litigation arising in the normal course of operations. The Company does not expect the resolution of these matters to have a material adverse effect on the financial position or results of operations of the Company.

10.0 OUTLOOK

References related to management’s expectations may be found throughout the Company's earnings press release dated May 5, 2021, and more specifically under the section entitled “Current market environment”. The press release is available on the SEDAR website at www.sedar.com, on the EDGAR website at www.sec.gov, and on our website at www.gildancorp.com.

11.0 FINANCIAL RISK MANAGEMENT

The Company is exposed to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk, commodity price risk, as well as risks arising from changes in the price of our common shares under our share-based compensation plans. Please refer to the “Financial risk management” section of the 2020 Annual MD&A for additional disclosure of the Company’s exposure to risks arising from financial instruments and how the Company seeks to manage those risks, and for more information about our derivative financial instruments, please refer to notes 9 and 10 to the unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021.

12.0 CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Our significant accounting policies are described in note 3 to our fiscal 2020 audited consolidated financial statements. The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.
QUARTERLY REPORT - Q1 2021 P.25

MANAGEMENT'S DISCUSSION AND ANALYSIS
12.1 Critical judgments in applying accounting policies

The following are critical judgments that management has made in the process of applying accounting policies and that have the most significant effect on the amounts recognized in the consolidated financial statements:
•Determination of cash-generating units (CGUs)
•Income taxes

12.2 Key sources of estimation uncertainty

Key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amount of assets and liabilities within the remainder of the fiscal year are as follows:
•Allowance for expected credit losses
•Inventory valuation
•Recoverability and impairment of non-financial assets
•Income taxes

For a more detailed discussion on these areas requiring the use of management estimates and judgments, please refer to note 3 to our fiscal 2020 audited consolidated financial statements.

13.0 ACCOUNTING POLICIES AND NEW ACCOUNTING STANDARDS NOT YET APPLIED

13.1 Accounting policies

The Company’s unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021 were prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). The Company applied the same accounting policies in the preparation of the unaudited condensed interim consolidated financial statements as at and for the three months ended April 4, 2021 as those disclosed in note 3 of its most recent audited annual consolidated financial statements, except for the adoption of new standards as described below.

Interest Rate Benchmark Reform
On August 27 2020, the IASB published "Interest Rate Benchmark Reform - Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)" to address issues relating to the modification of financial assets, financial liabilities and lease liabilities, specific hedge accounting requirements, and disclosure requirements when an existing interest rate benchmark is actually replaced. The amendment introduces a practical expedient for modifications required by the reform (modifications required as a direct consequence of the IBOR reform and made on an economically equivalent basis). These modifications are accounted for by updating the effective interest rate. All other modifications are accounted for using the current IFRS requirements. A similar practical expedient is proposed for lessee accounting under IFRS 16. Under the amendments, hedge accounting is not discontinued solely because of the IBOR reform. Hedging relationships (and related documentation) must be amended to reflect modifications to the hedged item, hedging instrument, and hedged risk. Amended hedging relationships should meet all qualifying criteria to apply hedge accounting, including effectiveness requirements. The amendments are effective for annual reporting periods beginning on or after January 1, 2021 and are to be applied retrospectively. The adoption did not have an impact on the Company's consolidated financial statements as the Company has not made any modifications as a direct consequence of the IBOR reform to date. The Company, its lenders, and its counterparties are expected to negotiate the substitution of reference rates in its debt agreements (such as a new widely recognized benchmark rate for newly originated loans) for the calculation of interest rates under its floating rate debt as part of its next extension amendments. In addition, the Company and its counterparties under interest rate swap agreements are expected to negotiate the substitution of reference rates in such agreements at that time. It is too early to determine if any upcoming potential modifications will meet the requirements for the application of the practical expedient.

13.2 New accounting standards and interpretations not yet applied

Amendments to IAS 1, Presentation of Financial Statements
On January 23, 2020, the IASB issued narrow-scope amendments to IAS 1, Presentation of Financial Statements, to clarify how to classify debt and other liabilities as current or non-current. The amendments (which affect only the presentation of liabilities in the statement of financial position) clarify that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period to defer settlement by at least twelve months and make explicit that only rights in place at the end of the reporting period should affect the classification of a liability; clarify that classification is unaffected by expectations about whether an entity will exercise
QUARTERLY REPORT - Q1 2021 P.26

MANAGEMENT'S DISCUSSION AND ANALYSIS
its right to defer settlement of a liability; and make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets, or services. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and are to be applied retrospectively. Earlier application is permitted. The Company is currently evaluating the impact of the amendment on its consolidated financial statements.

14.0 INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the Company’s internal control over financial reporting that occurred during the period beginning on January 4, 2021 and ended on April 4, 2021 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

15.0 RISKS AND UNCERTAINTIES

In our 2020 Annual MD&A under the sections “Financial risk management” and “Risks and uncertainties”, we describe the principal risks that could have a material and adverse effect on our financial condition, results of operations or business, cash flows, or the trading price of our common shares, as well as cause actual results to differ materially from our expectations expressed in or implied by our forward-looking statements. The risks listed below are not the only risks that could affect the Company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our financial condition, results of operations, cash flows, or business. The risks described in our 2020 Annual MD&A include:

•Our ability to implement our growth strategies and plans
•Our ability to compete effectively
•Our ability to integrate acquisitions
•We may be negatively impacted by changes in general economic and financial conditions
•We rely on a small number of significant customers
•Our customers do not commit to purchase minimum quantities
•Our ability to anticipate, identify, or react to changes in consumer preferences and trends
•Our ability to manage production and inventory levels effectively in relation to changes in customer demand
•We may be negatively impacted by fluctuations and volatility in the price of raw materials used to manufacture our products
•We rely on key suppliers
•We may be negatively impacted by climate, political, social, and economic risks, natural disasters, pandemics and endemics in the countries in which we operate or from which we source production
•Compliance with laws and regulations in the various countries in which we operate and the potential negative effects of litigation and/or regulatory actions
•We rely on certain international trade (including multilateral and bilateral) agreements and preference programs and are subject to evolving international trade regulations
•Factors or circumstances that could increase our effective income tax rate
•Compliance with environmental and health and safety regulations
•Global climate change could have an adverse impact on our business
•Compliance with product safety regulations
•We may be negatively impacted by changes in our relationship with our employees or changes to domestic and foreign employment regulations
•We may experience negative publicity as a result of actual, alleged, or perceived violations of labour laws or international labour standards, unethical labour, and other business practices
•We may be negatively impacted by changes in third-party licensing arrangements and licensed brands
•Our ability to protect our intellectual property rights
•We rely significantly on our information systems for our business operations
•We may be negatively impacted by data security breaches or data privacy violations
•We depend on key management and our ability to attract and/or retain key personnel

QUARTERLY REPORT - Q1 2021 P.27

MANAGEMENT'S DISCUSSION AND ANALYSIS

16.0 DEFINITION AND RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

We use non-GAAP measures to assess our operating performance and financial condition. The terms and definitions of the non-GAAP measures used in this MD&A and a reconciliation of each non-GAAP measure to the most directly comparable GAAP measure are provided below. The non-GAAP measures are presented on a consistent basis for all periods presented in this MD&A. These non-GAAP measures do not have any standardized meanings prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

Adjusted net earnings and adjusted diluted EPS
Adjusted net earnings are calculated as net earnings before restructuring and acquisition-related costs, income taxes relating to restructuring and acquisition-related actions, income taxes related to the re-assessment of the probability of realization of previously recognized or de-recognized deferred income tax assets, and income taxes relating to the revaluation of deferred income tax assets and liabilities as a result of statutory income tax rate changes in the countries in which we operate. Adjusted net earnings also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of personal protective equipment (PPE) stock-keeping unit (SKUs), the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted diluted EPS is calculated as adjusted net earnings divided by the diluted weighted average number of common shares outstanding. The Company uses adjusted net earnings and adjusted diluted EPS to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions, except per share amounts)	Apr 4, 2021	Mar 29, 2020

Net earnings (loss)	98.5	(99.3)
Adjustments for:
Restructuring and acquisition-related costs	1.5	10.2
Impairment of goodwill and intangible assets	—	94.0
Impact of strategic product line initiatives(1)	1.2	8.0
Net insurance gains(2)	(6.2)	—
Income tax recovery relating to the above-noted adjustments	—	(1.7)
Adjusted net earnings	95.0	11.2

Basic EPS	0.50	(0.50)
Diluted EPS	0.50	(0.50)
Adjusted diluted EPS	0.48	0.06
(1) Includes $1.2 million (2020 - $8.0 million) of charges related to the Company’s strategic initiatives to significantly reduce its product line SKU counts. For the three months ended March 29, 2020, the $8.0 million charge includes the $2.8 million gross profit impact of a sales return allowance for anticipated product returns related to discontinued SKUs which reduced net sales by $6.2 million and cost of sales by $3.4 million.
(2) Net insurance gains are related to the two hurricanes that occurred in Central America in November 2020, consisting of the following costs which were more than offset by related accrued insurance recoveries to date: losses on disposal of unrepairable equipment, equipment repairs, salary and benefits continuation for idle employees, and other costs, and unabsorbed salary, benefits, and overhead costs, that resulted from related production interruptions.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2021 P.28

MANAGEMENT'S DISCUSSION AND ANALYSIS
Adjusted gross profit and adjusted gross margin
Adjusted gross profit is calculated as gross profit excluding the impact of net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted gross margin is calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted gross profit and adjusted gross margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions)	Apr 4, 2021	Mar 29, 2020

Gross profit	188.5	106.5
Adjustment for:
Impact of strategic product line initiatives(1)	1.2	8.0
Net insurance gains(1)	(6.2)	—
Adjusted gross profit	183.5	114.5
Gross margin	32.0%	23.2%
Adjusted gross margin(2)	31.1%	24.6%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Calculated as adjusted gross profit divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted operating income and adjusted operating margin
Adjusted operating income is calculated as operating income before restructuring and acquisition-related costs. Adjusted operating income also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. Adjusted operating margin is calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs. Management uses adjusted operating income and adjusted operating margin to measure its performance from one period to the next, without the variation caused by the impacts of the items described above. The Company excludes these items because they affect the comparability of its financial results and could potentially distort the analysis of trends in its business performance. Excluding these items does not imply they are necessarily non-recurring.
QUARTERLY REPORT - Q1 2021 P.29

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Three months ended
(in $ millions, or otherwise indicated)	Apr 4, 2021	Mar 29, 2020

Operating income (loss)	113.8	(92.3)
Adjustment for:
Restructuring and acquisition-related costs	1.5	10.2
Impairment of goodwill and intangible assets	—	94.0
Impact of strategic product line initiatives(1)	1.2	8.0
Net insurance gains(1)	(6.2)	—
Adjusted operating income	110.3	19.9
Operating margin	19.3%	(20.1)%
Adjusted operating margin(2)	18.7%	4.3%
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
(2) Calculated as adjusted operating income divided by net sales excluding the sales return allowance for anticipated product returns related to discontinued SKUs.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Adjusted EBITDA
Adjusted EBITDA is calculated as earnings before financial expenses, income taxes, and depreciation and amortization, and excludes the impact of restructuring and acquisition-related costs. Adjusted EBITDA also excludes impairment of goodwill and intangible assets, net insurance gains related to the two hurricanes which impacted the Company’s operations in Central America, the discontinuance of PPE SKUs, the impact of the Company's strategic initiative to significantly reduce its retail product line SKU count which the Company began implementing in the fourth quarter of fiscal 2020, and the impact of adjustments related to the Company’s decision in the fourth quarter of fiscal 2019 to implement a strategic initiative to significantly reduce its imprintables product line SKU count, by exiting all ship to-the-piece activities and discontinuing overlapping and less productive styles and SKUs between brands. These product line initiatives are aimed at simplifying the Company's product portfolio and reducing complexity in its manufacturing and warehouse distribution activities. The impact of the strategic initiatives includes inventory write-downs and a sales return allowance for anticipated product returns related to discontinued SKUs. The Company uses adjusted EBITDA, among other measures, to assess the operating performance of its business. The Company also believes this measure is commonly used by investors and analysts to measure a company’s ability to service debt and to meet other payment obligations, or as a common valuation measurement. The Company excludes depreciation and amortization expenses, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors. Excluding these items does not imply they are necessarily non-recurring.

	Three months ended
(in $ millions)	Apr 4, 2021	Mar 29, 2020

Net earnings (loss)	98.5	(99.3)
Restructuring and acquisition-related costs	1.5	10.2
Impairment of goodwill and intangible assets	—	94.0
Impact of strategic product line initiatives(1)	1.2	8.0
Net insurance gains(1)	(6.2)	—
Depreciation and amortization	35.6	30.3
Financial expenses, net	10.8	7.9
Income tax expense (recovery)	4.4	(0.9)
Adjusted EBITDA	145.8	50.2
(1) See footnotes to table "Adjusted net earnings and adjusted diluted EPS" in section 16.0 "Definition and reconciliation of non-GAAP financial measures" in this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

QUARTERLY REPORT - Q1 2021 P.30

MANAGEMENT'S DISCUSSION AND ANALYSIS
Free cash flow
Free cash flow is defined as cash from operating activities, less cash flow used in investing activities excluding business acquisitions. The Company considers free cash flow to be an important indicator of the financial strength and liquidity of its business, and it is a key metric which indicates how much cash is available after capital expenditures to repay debt, to pursue business acquisitions, and/or to redistribute to its shareholders. The Company believes this measure is commonly used by investors and analysts when valuing a business and its underlying assets.

	Three months ended
(in $ millions)	Apr 4, 2021	Mar 29, 2020

Cash flows from (used in) operating activities	20.6	(209.4)
Cash flows from (used in) investing activities	17.0	(25.6)
Adjustment for:
Business acquisitions	—	—
Free cash flow	37.6	(235.0)
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Total indebtedness and net indebtedness
Total indebtedness is defined as the total bank indebtedness, long-term debt (including any current portion), and lease obligations (including any current portion), and net indebtedness is calculated as total indebtedness net of cash and cash equivalents. The Company considers total indebtedness and net indebtedness to be important indicators of the financial leverage of the Company.

(in $ millions)	Apr 4, 2021	Jan 3, 2021

Long-term debt and total bank indebtedness	1,000.0	1,000.0
Lease obligations	77.6	82.5
Total indebtedness	1,077.6	1,082.5
Cash and cash equivalents	(536.0)	(505.3)
Net indebtedness	541.6	577.2
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.

Net debt leverage ratio
The net debt leverage ratio is defined as the ratio of net indebtedness to pro-forma adjusted EBITDA for the trailing twelve months. The pro-forma adjusted EBITDA for the trailing twelve months reflects business acquisitions made during the period, as if they had occurred at the beginning of the trailing twelve month period. The Company has set a fiscal year-end net debt leverage target ratio of one to two times pro-forma adjusted EBITDA for the trailing twelve months. Due to the current economic environment, the Company is currently slightly above its target year-end range. The Company uses and believes that certain investors and analysts use the net debt leverage ratio to measure the financial leverage of the Company.

(in $ millions, or otherwise indicated)	Apr 4, 2021	Jan 3, 2021

Adjusted EBITDA for the trailing twelve months	260.8	165.1
Adjustment for:
Business acquisitions	—	—
Pro-forma adjusted EBITDA for the trailing twelve months	260.8	165.1
Net indebtedness	541.6	577.2
Net debt leverage ratio(1)	2.1	3.5
(1) The Company's net debt to EBITDA ratio for purposes of its loan and note agreements was 1.1 at April 4, 2021. Refer to section 8.2 of this MD&A.
Certain minor rounding variances exist between the unaudited condensed interim consolidated financial statements and this summary.
QUARTERLY REPORT - Q1 2021 P.31